AN OFFERING CIRCULAR PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING CIRCULAR FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING CIRCULAR IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

OFFERING CIRCULAR

DATED: June 26, 2020

PARALLEL FLIGHT TECHNOLOGIES, INC.

450 McQuaide Drive

La Selva Beach, CA.  95076

www.parallel.aero

Up to 1,605,995 shares of our Class B Common Stock (the “Class B Shares”), par value $0.00001 per share, at a price of $4.67 per share.

SEE “SECURITIES BEING

OFFERED” AT PAGE __

Parallel Flight Technologies, Inc. is offering a maximum of 1,605,995 Class B Shares on a “best efforts” basis without a minimum investment target. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, or (3) the date at which this offering is earlier terminated by us in our sole discretion. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us. Following this offering, we shall be subject to the reporting requirements pursuant to Rule 257(b).

Subscription amounts shall be held in escrow by Boston Private Bank and Trust Company, our escrow agent, until the applicable closing.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

	Price to Public	Broker-Dealer discount and commissions (1)	Proceeds to issuer (2)
Per share:	$4.67	$0.00	$4.67
Total Maximum:	$7,499,997	$0.00	$7,499,997

(1)	We do not intend to use commissioned sales agents or underwriters.

(2)

We estimate that the minimum amount of professional fees directly related to this offering that we will pay will be approximately $75,000 regardless of the number of shares that are sold in this offering. In addition, we shall pay WeFunder Portal LLC (“WeFunder”), $50,000 for marketing and hosting the offering on its online platform.  Additional expenses will be incurred for marketing, state notice filing fees and EDGARization costs. In the event that the maximum offering amount is sold, we anticipate the total offering expenses will be approximately $207,125. See “Plan of Distribution”.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

There is currently no trading market for our Class B Shares.

The Class B Shares have no voting rights.

These are speculative securities. Investing in our Class B Shares involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page ____.

Sales of these securities will commence within two (2) days of the qualification of this offering.

We shall file periodic reports as required pursuant to Rule 257(b).

We are following the “Offering Circular” format of disclosure under Regulation A.

In this offering circular (this “Offering Circular”), the terms “Parallel,” “Company,” “us” and “we,” refer to Parallel Flight Technologies, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO OUR MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. WE DO NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY

This Summary highlights information contained elsewhere in this Offering Circular, and does not contain all the information that you should consider in making your investment decision. Before investing in our Class B Shares, you should carefully read this entire Offering Circular, including our financial statements and related notes. You should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company

We design heavy-lift, Unmanned Aircraft Systems (UAS) based on proprietary parallel hybrid drone technology. Aircraft built with this technology can lift more payload pound-for-pound and fly longer than many competitive technologies. We are developing unmanned aircraft solutions to drastically improve safety and effectiveness for wildland firefighting.

Our heavy-lift unmanned aircraft are programmed from a ground station, and the aircraft autonomously performs the mission. The aircraft can also be remote-controlled by a pilot. Firefighting use-cases include delivering tools, supplies, food, and water to firefighting crews, and performing unmanned controlled burns for land management and to create firebreaks. Because our technology greatly expands the flight-time and payload capability of multi-rotor drones, there are many use cases including disaster relief, agriculture, energy, search-and-rescue, and logistics. We are working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century.

Beyond firefighting we believe our technology will create new possibilities for commercial drones, agriculture, unmanned logistics, and urban air mobility.   See “Our Business.”

The Offering

We are offering up to 1,605,995 Class B Shares for $4.67 per share.

The minimum investment is $499.69 (107 Class B Shares).

Rights and Preferences of the Class B Shares

The holders of Class B Shares will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding-up, the holders of our Shares are entitled to share ratably in all assets that are legally available for distribution.  See “Securities Being Offered.”

RISK FACTORS

Investing in our Class B Shares involves risk. In evaluating us and an investment in our Class B Shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our Class B Shares. The following is a summary of the risk factors that we currently believe make this offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Business.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants, including, Joshua Resnick, our chief executive officer, president and director, Robert Hulter, our lead software engineer, secretary and director, and  David Adams, our treasurer, director, and lead product engineer. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The operation of Unmanned Aircraft Systems (“UAS”) in urban environments may be subject to risks, such as accidental collisions and transmission interference, which may limit demand for our drones in such environments and harm our business and operating results.

Urban environments may present certain challenges to the operators of UAS.  UAS may accidentally collide with other aircraft, persons or property, which could result in injury, death or property damage and significantly damage the reputation of and support for UAS in general. As the usage of UAS has increased, the danger of such collisions has increased. In addition, obstructions to effective transmissions in urban environments, such as large buildings, may limit the ability of the operator to utilize the aircraft for its intended purpose. The risks or limitations of operating UAS in urban environments may limit their value in such environments, which may limit demand for our drones and consequently materially harm our business and operating results.

Failure to obtain necessary regulatory approvals from the Federal Aviation Administration or other governmental agencies, or limitations put on the use of small UAS in response to public privacy or other concerns, may prevent us from expanding the sales of our drones in the United States.

The regulation of small UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. In 2006, the Federal Aviation Administration (the “FAA”) issued a clarification of its existing policies stating that, in order to engage in commercial use of small UAS in the U.S. National Airspace System, a public operator must obtain a Certificate of Authorization (a “COA”) from the FAA, to fly in restricted airspace. The FAA’s COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA’s clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS.

On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act. The rules, which became effective in August 2016, provide safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. We cannot assure you that these rules will not impede our ability to sell our drones.

Pursuant to Federal law, we will need FAA exemptions for certain commercial uses of our UAS.  If we are unable to obtain such exemptions, we may be unable to sell our UAS for such purposes, which would have an adverse effect on our business, financial condition, and/or operating results.

In addition, there exists public concern regarding the privacy implications of U.S. commercial and law enforcement use of small UAS. This concern has included calls to develop explicit written policies and procedures establishing usage limitations. We cannot assure you that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of small UAS by non-military customers.

We face significant market competition.

We compete with larger, more established companies who currently have UAS on the market and/or various product development programs.  Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Risks of borrowing.

We may have to seek loans from financial institutions, including a loan pursuant to the paycheck protection program offered by the Small Business Association pursuant to the Coronavirus Aid, Relief, and Economic Security Act. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property.  In addition to holding various trademarks, we have one patent application pending and one provisional patent application pending, and plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our drones  which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to cease marketing and selling our drones, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management’s attention from our core operations.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software.  Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software.  Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.

The integrity, reliability, and operational performance of our information technology (“IT”) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects.

We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects.

We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects.

We store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability.

Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

We may face technological and design challenges.

We may discover that the optimal retail price points for our drones are below where we can sustainably price our current low-cost architecture, which could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during our development of future products, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. If we need to develop a completely new product line, that could create significant delays and adversely impact the value of your investment.  Further, we may encounter unforeseen technical challenges as we move from a prototype to a commercial product.

Manufacturing and selling our products internationally may cause problems and present risks.

Certain components of our drones are manufactured internationally. There are many risks associated with international business.  These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful misappropriation may occur.   Failure to successfully mitigate any of these potential risks could damage our business.  In addition, there is currently a risk that the coronavirus outbreak may disrupt parts supply.  We intend to mitigate this risk through inventory and supply chain management practices. There are many potential contract manufacturers that can produce our products both in the US and abroad.

In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

We are subject to changes in foreign currency exchange rates.

Some of our products or components of our products may be manufactured internationally and may be sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depend on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to manufacture and we may receive less than expected when they are sold, which could adversely impact the economics of our business and your investment.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.  In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles and industry events, and the effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. The effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all.  If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

We store personally identifiable information of consumers which is subject to vast regulation.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers’ ability to collect and use personal information, which may reduce demand for our solutions.

Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public’s perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism.

Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business.

We obtain hardware components, various subsystems and systems from a limited group of suppliers. We do not have long-term agreements with any of these suppliers that obligate them to continue to sell components, subsystems, systems or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components, subsystems, or systems of sufficient quality, will increase prices for the components, subsystems or systems and will perform their obligations on a timely basis.

In addition, certain raw materials and components used in the manufacture of our products are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components is experiencing increased demand, creating substantial uncertainty regarding our suppliers’ continued production of key components for our products. If we are unable to obtain components from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or otherwise unable or unwilling to provide us with raw materials or components, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

If our drones fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our drones could be harmed.

Our drones may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our drones. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the drones prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our drones or their components prove to be defective. In addition, our drones may not perform consistent with customers’ expectations or consistent with other drones currently available. Any product defects or any other failure of our drones to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of drones. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. We face the risk of exposure to claims in the event our drones do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our drones and business and inhibit or prevent commercialization of other future products which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit or claim, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, marketing and sales, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing our drones relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments in the design, manufacture, marketing and sale of our drones. There can be no assurances that our costs of producing and delivering our drones will be less than the revenue we generate from sales.

We will incur significant costs related to contracting for the manufacture of our drones, procuring the materials required to manufacture our drones, assembling drones and compensating our personnel and consultants. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages if global demand for these materials and components increases. In addition, we may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

Risks Related to this offering of our Class B Shares.

This Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

We are offering Class B Shares in the amount of up to $7,499,997 in this offering, but may sell much less. The Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. Even if we raise the maximum amount we are seeking in this offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive.

Terms of subsequent financings may adversely impact your investment.

Even if we are successful in this offering, we may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Class B Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including, a lower price per share, which investments could close prior to the closing of this offering. We are currently engaged in an offering under offering under Rule 506(c), pursuant to which we are seeking to sell up to 500,000 shares of Class B Common Stock at a price per share of $3.00.

Because no public trading market for our Class B Shares currently exists, it will be difficult for you to sell your Class B Shares and, if you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.

There is no public market for our Class B Shares. Until our Class B Shares are listed on an exchange, if ever, you may not sell your Class B Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class B Shares promptly or at all. If you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.

Investors in our Class B Shares will have no voting rights.

Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class B Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class B Shares disapprove. In assessing the risks and rewards of an investment in the Class B Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class B Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.  See “Securities Being Offered.”

Our officers and directors have voting control.

As of the date of this Offering Circular, our directors and officers, together control a majority of our outstanding Class A shares, which are our only voting shares.   Therefore, our officers and directors are able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

Management discretion as to use of proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described herein is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The subscription agreement and Certificate of Incorporation include exclusive venue provisions.

Pursuant to our Certificate of Incorporation, investors will be agreeing that the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the corporation to the corporation or the corporation's stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or the corporation's Certificate of Incorporation or Bylaws, (4) any action to interpret, apply, enforce or determine the validity of the corporation's Certificate of Incorporation or Bylaws or (5) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our subscription agreement also includes a forum selection provision that requires any claim against us based on the subscription agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of Delaware.

These provisions may limit an investor’s ability to bring a claim against us and our directors, officers, or other employees, in a judicial forum that it finds favorable for disputes, and therefore, may discourage lawsuits with respect to such claims.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Our Class A Shares and Class B Shares may be subject to registration under the Exchange Act.

Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. We currently have over 2,000 holders of our Class A Shares, and, as a result of this offering and our Regulation D offering, we may have over 2,000 holders of our Class B Shares.  If and when we are deemed to have assets above $10 million, we could be required to register our Class A Shares and our Class B Shares with the SEC under the Exchange Act, which would be a laborious and expensive process.  In addition, if such registration takes place, we will have materially higher compliance and reporting costs going forward.

Foreign securities laws.

Prior to accepting any subscriptions from residents of foreign jurisdictions, we intend to consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

DILUTION

Dilution means a reduction in value, control or earnings of the shares an investor owns.

Immediate dilution

An early-stage company typically sells its securities to its founders and early employees (collectively, “Founders”) at very low prices because, in most cases, they provide services to the business but are not paid market wages. Likewise, when a business is seeking financing to begin its operations, the prices at which it may sell its securities to early investors, often family members or friends, are low.  Later in its development, when the business seeks cash investments from new, unrelated investors, like you and the investors in our prior Regulation CF offerings, the new investors often pay a higher price for their securities than the price paid by the Founders and early investors. Each currently outstanding Class A Share and Class B Share, have the same economic rights. This means that the book value for each Class B Share you purchase is diluted because the book value per share of all the Class A Shares and Class B Shares is the same, but you paid more for your Class B Shares than the Founders or prior investors paid for their Class A Shares or Class B Shares, as applicable.

The tables below compare the price that investors in this offering will pay for their Class B Shares assuming the sale of 25%, 50%, 75% and 100% of the Class B Shares we are offering, with the effective cash price paid for Class A Shares and Class B Shares by the Founders and prior investors.  The tables assume the sale of all shares of Class B Common Stock in our current Rule 506(c) financing, pursuant to which we are seeking to sell up to 500,000 Class B Shares at a price per share of $3.00.

100% or $7,499,997
	Shares Purchased		Total Consideration		Avg Price Per Share
	Number	Percent	Amount	Percent
Founders	5,000,000	61.623%	$270	0.003%	$0.00001
SAFE Note Conversion	201,688	2.486%	$240,000	2.328%	$1.1900
Regulation CF	795,859	9.809%	$1,070,000	10.378%	$1.3445
Regulation D (2020)	500,000	6.162%	$1,500,000	14.549%	$3.0000
Consultants	10,264	0.127%	$0	0.000%	$0.0000
New Investors	1,605,995	19.793%	$7,499,997	72.743%	$4.6700
TOTAL	8,113,806	100.000%	$10,310,267	100.000%	$1.2707

75% or $5,624,996
	Shares Purchased		Total Consideration		Avg Price Per Share
	Number	Percent	Amount	Percent
Founders	5,000,000	64.831%	$270	0.003%	$0.00001
SAFE Note Conversion	201,688	2.615%	$240,000	2.845%	$1.1900
Regulation CF	795,859	10.319%	$1,070,000	12.685%	$1.3445
Regulation D (2020)	500,000	6.483%	$1,500,000	17.782%	$3.0000
Consultants	10,264	0.133%	$0	0.000%	$0.0000
New Investors	1,204,496	15.618%	$5,624,996	66.684%	$4.6700
TOTAL	7,712,307	100.000%	$8,435,266	100.000%	$1.0937

50% or $3,749,996
	Shares Purchased		Total Consideration		Avg Price Per Share
	Number	Percent	Amount	Percent
Founders	5,000,000	68.392%	$270	0.004%	$0.00001
SAFE Note Conversion	201,688	2.759%	$240,000	3.658%	$1.1900
Regulation CF	795,859	10.886%	$1,070,000	16.310%	$1.3445
Regulation D (2020)	500,000	6.839%	$1,500,000	22.865%	$3.0000
Consultants	10,264	0.140%	$0	0.000%	$0.0000
New Investors	802,997	10.984%	$3,749,996	57.162%	$4.6700
TOTAL	7,310,808	100.000%	$6,560,266	100.000%	$0.8973

25% or $1,874,996
	Shares Purchased		Total Consideration		Avg Price Per Share
	Number	Percent	Amount	Percent
Founders	5,000,000	72.366%	$270	0.006%	$0.00001
SAFE Note Conversion	201,688	2.919%	$240,000	5.122%	$1.1900
Regulation CF	795,859	11.519%	$1,070,000	22.838%	$1.3445
Regulation D (2020)	500,000	7.237%	$1,500,000	32.015%	$3.0000
Consultants	10,264	0.149%	$0	0.000%	$0.0000
New Investors	401,498	5.811%	$1,874,996	40.019%	$4.6700
TOTAL	6,909,309	100.000%	$4,685,266	100.000%	$0.6781

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by us. The investor’s stake in a company could be diluted due to the company issuing additional shares of common stock or securities convertible into shares of common stock. In other words, when the company issues more securities, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares, or other equity securities in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

·	In June 2019, Ben invests $20,000 in shares that represent 2% of a company valued at $1 million.

·

In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Ben now owns only 1.3% of the company but his stake is worth $200,000.

·

In June 2020, the company has run into serious problems and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the “down round”). Ben now owns only 0.89% of the company and his stake is worth only $26,660.

This type of dilution might also happen upon the conversion of convertible notes, stock options or warrants into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round,” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do because they get more shares for their money.   See “Securities Being Offered” for a description of our outstanding securities.

We have outstanding options to purchase an aggregate of 277,437 Class A Shares having exercise prices of $1.40 per share.  In addition, we are currently engaged in an offering under offering under Rule 506(c), pursuant to which we are seeking to sell up to 500,000 shares of Class B Common Stock at a price per share of $3.00, which is lower than the price per share being offered in this offering, which will result in dilution of your investment.   We also have the right to sell equity securities to institutional or other investors, prior to the closing of this offering, which may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including, a lower price per share.

If you are making an investment expecting to own a certain percentage of our capital stock or expecting each Class B Share to hold a certain amount of value, it is important to realize how the value of the Class B Shares can decrease by actions taken by us. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

Plan of Distribution

We are offering a maximum of 1,605,995 Class B Shares on a “best efforts” basis.

The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, or (3) the date at which this offering is earlier terminated by us in our sole discretion.

The cash price per share of the Class B Shares is $4.67.

We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us. Following this offering, we shall be subject to the reporting requirements pursuant to Rule 257(b).

We plan to market the shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular or “testing the waters” materials on an online investment platform.

Our Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the website https://wefunder.com/parallel.flight.technologies as well as our own website  https://parallelflight.com/ . Prospective investors may subscribe for our shares in this offering only through the WeFunder website.

Other Terms

We shall pay WeFunder a flat fee of $50,000 for providing various services in connection with the offering, including, hosting this offering on its online platform for twelve months, processing payments, electronic document signing, support with designing and implementing the campaign page, email marketing to our user base, advising on marketing campaigns off the platform, and design and execution of social media advertisements.

Escrow Agent

We have entered into an Escrow Services Agreement with Boston Private Bank and Trust Company (the “Escrow Agent”), which can be found in Exhibit 8.1 to the Offering Statement of which this offering circular is a part.  Investor funds will be held by the Escrow Agent pending closing or termination of this offering. All subscribers will be instructed by us or our agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this offering. We may terminate this offering at any time for any reason at our sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

Boston Private Bank and Trust Company is not participating as an underwriter or placement agent or sales agent of this offering and will not solicit any investments, recommend our securities, distribute this Offering Circular or other offering materials to investors or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such. The use of Boston Private Bank and Trust Company’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of us or this offering. All inquiries regarding this offering or escrow should be made directly to us.

For its services, the Escrow Agent will receive an escrow cash management fee in the amount of 0.25% of each escrow disbursement, in addition to various other fees, including, but not limited to, fees for wire transfers and checks.

No Minimum Offering Amount

The shares being offered will be issued in one or more closings. No minimum number of shares must be sold before a closing can occur. Potential investors should be aware that there can be no assurance that any other funds will be invested in this offering other than their own funds.  See “Risk Factors - This Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.”

No Selling Shareholders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to us.

Investors’ Tender of Funds

After the Offering Statement has been qualified by the Commission, we will accept tenders of funds to purchase whole shares.  We will conduct multiple closings on investments (so not all investors will receive their shares on the same date). Each time we accept funds transferred from the Escrow Agent is defined as a “Closing.” The funds tendered by potential investors will be held by the Escrow Agent and will be transferred to us at each Closing.

Process of Subscribing

You will be required to complete a subscription agreement to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence). The subscription agreement also contains a clause that transferees will be subject to the same requirements as required of the initial subscriber.

WeFunder will host this offering, and be responsible for processing all subscriptions and related payments. WeFunder has agreed there will be no additional fees to us, including fees related to processing subscription agreements executed via electronic signature, fund transfer, and wire processing. However, WeFunder may pass through direct costs associated with payment options that are not ACH, including but not limited to, a check processing fee or credit card processing fee which is charged to each investor who wishes to pay with a check or credit card .

XX Investments, LLC, an affiliate of WeFunder, is currently our transfer agent for maintaining our stockholder information on a book-entry basis. At each closing, WeFunder will transmit to XX Investments, LLC, all subscription information in an electronic format that can be imported into XX Investments, LLC’s database.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, WeFunder will have up to three days to ensure all the documentation is complete. WeFunder will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from us, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event we receive oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, we have not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by credit or debit card will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, we will send a confirmation of such acceptance to the subscriber.

Transfer Agent

We have engaged XX Investments, LLC, a registered transfer agent with the SEC, who will serve as transfer agent to maintain shareholder information on a book-entry basis.  A copy of our agreement with XX Investments, LLC can be found at Exhibit 6.1 to the Offering Statement of which this offering circular is a part

Provisions of Note in Our subscription agreement and Certificate of Incorporation

Exclusive Venue

Pursuant to our Certificate of Incorporation, investors will be agreeing that the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the corporation to the corporation or the corporation's stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or the corporation's Certificate of Incorporation or Bylaws, (4) any action to interpret, apply, enforce or determine the validity of the corporation's Certificate of Incorporation or Bylaws or (5) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.  Our subscription agreement includes a forum selection provision that requires any claim against us based on the subscription agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of Delaware. This forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims, as investors may be compelled to travel to Delaware to prosecute or defend any claims involving us. These provisions may limit an investor’s ability to bring a claim against us and our directors, officers, or other employees, in a judicial forum that it finds favorable for disputes, and therefore, may discourage lawsuits with respect to such claims.  See “Risk Factors - The subscription agreement and Certificate of Incorporation include exclusive venue provisions.”

USE OF PROCEEDS

We estimate that, at a per share price of $4.67, the net proceeds from the sale of the 1,605,995 Class B Shares in this offering will be approximately $7,292,872, after deducting the estimated offering expenses of approximately $207,125 (including, payment to WeFunder and other offering expenses).

The table below shows the estimated net proceeds we would receive from this offering assuming the sale of 25%, 50%, 75% and 100% of the Class B Shares we are offering. There is no guarantee that we will be successful in selling any of the Class B Shares we are offering.

	25%	50%	75%	100%
Shares Sold in this Offering	401,498	802,997	1,204,496	1,605,995
Gross Proceeds	1,874,996	3,749,996	5,624,996	7,499,997
Offering Expenses	186,031	193,062	200,094	207,125
Net Proceeds	$1,688,964	$3,556,934	$5,424,903	$7,292,872

The table below sets forth the manner in which we intend to use the net proceeds we receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Class B Shares we are offering. All amounts listed below are estimates.

	25%	50%	75%	100%
R&D	$291,186	$641,596	$888,066	$1,248,946
Marketing and Sales	$55,500	$70,500	$82,500	$217,000
Materials	$306,940	$860,820	$1,831,580	$2,052,550
Working Capital	$1,035,338	$1,984,018	$2,622,757	$3,774,376
Total	$1,688,964	$3,556,934	$5,424,903	$7,292,872

We reserve the right to change the above use of proceeds if management believes it is in our best interests.

The allocation of the net proceeds of this offering set forth above represents our estimates based upon our current plans, assumptions we have made regarding the industry, general economic conditions and our future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that we do not raise the entire amount we are seeking, then we may attempt to raise additional funds through private offerings of our securities or by borrowing funds. We do not have any committed sources of financing.

OUR BUSINESS

This discussion should be read in conjunction with the other sections of this Offering Circular, including "Risk Factors," "Use of Proceeds," “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Offering Circular.

We design heavy-lift, Unmanned Aircraft Systems (UAS) based on proprietary parallel hybrid drone technology. Aircraft built with this technology can lift more payload pound-for-pound and fly longer than many competitive technologies. We are developing unmanned aircraft solutions to drastically improve safety and effectiveness for wildland firefighting.

Our heavy-lift unmanned aircraft are programmed from a ground station, and the aircraft autonomously performs the mission. The aircraft can also be remote-controlled by a pilot. Firefighting use-cases include delivering tools, supplies, food, and water to firefighting crews, and performing unmanned controlled burns for land management and to create firebreaks. Because our technology greatly expands the flight-time and payload capability of multi-rotor drones, there are many use-cases including disaster relief, construction, agriculture, energy, mining, search-and-rescue, and logistics. We are working closely with federal, state, and local fire agencies to build autonomous systems for firefighting.

Beyond firefighting we believe our technology will create new possibilities for many commercial drone applications.

Prototype Parallel Hybrid Multirotor in flight with 18kg (40lbs) of payload.

Our technology has major differentiators from competitive technologies. Heavy lift electric drones are limited to very short flight times of approximately 15 minutes or less. Serial hybrid systems which include a gas-powered generator, can have hours of flight time, but suffer from poor efficiency and poor payload capability. Our unique solution delivers both high efficiency, long flight times, and heavy payload capability. We are currently designing a beta level aircraft with an anticipated payload capability of 100 pounds and a flight time of up to an hour. Smaller payloads allow the aircraft to carry auxiliary fuel tanks and fly significantly longer.

                      Hybrid Power Module developed during NASA Phase 1 Grant.

In addition to our core Parallel Hybrid technology, we are developing new technology to improve safety for large unmanned systems, including, a novel system which enables aircraft to continue flying in the case of engine failures. The first phase of this development was funded by a NASA Phase 1 SBIR grant. We have successfully demonstrated the system on a test-stand, in fulfillment of the grant deliverables and have also filed a provisional patent on the technology.

                                                    Prototype aircraft on a test stand used to demonstrate fault tolerance using a novel clutch mechanism.

In addition to NASA, the National Science Foundation (the “NSF”), has also funded us with a Phase 1 SBIR grant. The NSF bases its award decisions on technical and commercial merit. In this case, the NSF has provided us a grant to develop computer models of our unique hybrid propulsion system.  The grant also includes a commercialization program called I-Corps which supports developing the customer funnel and business model.

We are currently designing a beta level UAS for our first customers. Internal flight testing of this aircraft is planned for winter 2020, and first customer samples are planned for spring of 2021. Following this, we intend to scale production of our first product, and kick-off development of a larger version, capable of even heavier payloads and more autonomy.

                                             Drone with 2, 25 pounds firehose spools.

Accomplishments

•In a short time period, we have created new technology and a working prototype that promises to expand the performance of UAS beyond the capability of competitive technologies.

•In 2019, we received a Phase 1 NASA SBIR grant to develop new safety technology around our parallel hybrid drone technology, which we successfully demonstrated at the conclusion of the grant. We have filed a provisional patent on this technology.

•In Q4 2019, we raised $1.07M through Regulation Crowd Funding, to begin developing our beta level UAS system.

•In Q1 2020, we were awarded a Phase 1 SBIR grant from the National Science Foundation.

•We have received substantial interest from various companies interested in purchasing or leasing our aircraft.

•In Q2 2020, we were recommended for a third, Phase 1 SBIR from another federal agency (to be announced soon) for development of large scale, unmanned aerial ignition system for prescribed burns.

•We have completed four sessions of the Launch Alaska accelerator. Launch Alaska works side-by-side with game-changing startups to help them scale solutions to the planet’s hardest problems.

•In Q2 2020, the first samples of the Beta level Hybrid Power Module were manufactured

Government Regulation

The regulation of small UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. In 2006, the Federal Aviation Administration (the “FAA”) issued a clarification of its existing policies stating that, in order to engage in commercial use of small UAS in the U.S. National Airspace System, a public operator must obtain a Certificate of Authorization (a “COA”) from the FAA, to fly in restricted airspace. The FAA’s COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA’s clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS.  On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act. The rules, which became effective in August 2016, provide safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. We cannot assure you that these rules will not impede our ability to sell our drones. Pursuant to Federal law, we will need FAA exemptions for certain commercial uses of our UAS.  See “Risk Factors -  As a manufacturer of commercial UAS, we are subject to various government regulations and may be subject to additional regulations in the future, the violation of which could subject us to sanctions or otherwise harm our business.”

Intellectual Property

We currently have one patent pending on core parallel hybrid technology for multirotor aircraft and have filed a provisional patent application encompassing a control algorithm and clutch mechanism.

Competitors and Industry

We compete with larger, more established companies who currently have UAS on the market and/or various product development programs, including, but not limited to, Yamaha, Griff Aviation, Top Flight Technologies, Boeing, Aerones, Watts Innovation, Harris Aerial, Forvola, Bell and LaFlamme.  The systems available on the market are helicopters, multi-rotors, or VTOL aircraft with all-electric, combustion or serial hybrid powertrains. We believe that the hybrid technology we are developing has advantages over all these types in terms of payload-to-weight ratio, duration, and/or redundancy.

One advantage of the parallel hybrid solution over conventional helicopters is the potential for true redundancy and failsafe mechanisms. The ability to fly through an engine failure and safely land the aircraft, without performing a complex autorotation will likely be a major selling point. Another advantage is ease of maintenance and maintenance cost. Our system is modular and hybrid power modules can easily be swapped out in the field, which will minimize downtime. Modules can be sent individually to a remanufacturing center, which will lower maintenance costs, as opposed to having highly skilled, high-cost technicians in the field.

Employees

We currently have five full-time and two part-time employees.

Property

Our main facility is located at 450 McQuaide Drive, La Selva Beach, CA. We rent space from Airspace Integration, which is a drone and aviation business hub. The facility includes shop space, office space, a large, outdoor drone test range, as well as a runway and access to class G airspace.

Shop space (left), and runway at Airspace Integration (right)

In addition to the main shop and office location, we also have access to additional lab space and a machine shop.

Legal Proceedings

We are currently not a party to or involved in any litigation, and our management is not aware of any pending or threatened legal actions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We were formed as a Delaware corporation on September 10, 2018.  Our headquarters are located in Las Selva Beach, California.  We manufacture and market drones for commercial use.

Results of Operation

Revenue

For the fiscal year ended December 31, 2019, our revenue was $71,909, compared to $0, for the period ended December 31, 2018.  Our revenue during fiscal 2019, stems from a Phase 1 SBIR grant we received from NASA.  As of December 31, 2019, we had not generated any revenue from the sale of products.

Operating Expenses

Throughout 2019, we spent most of our efforts advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing and research and development.  For the fiscal year ended December 31, 2019, our operating expenses were $347,665, including, $60,876 for general and administrative, $33,050 for sales and marketing, and $253,739 for research and development.  For the period ended December 31, 2018, our operating expenses were $8,240, including, $4,659 for general and administrative, $0 for sales and marketing, and $3,581 for research and development.   Our operating expenses were comparatively lower during fiscal 2018, primarily because we were formed in September 2018, and therefore, only conducted operations during the last 3½ months of 2018.

Operating Loss

Our operating loss for the fiscal year ended December 31, 2019, was $275,756, compared to $8,240 for the period ended December 31, 2018.

Other Income

Our other income for the fiscal year ended December 31, 2019, was $1,237, compared to $12,200 for the period ended December 31, 2018.  Higher other income in 2018 was a result of prize monies received during that period.

Net Loss

Our net loss for the fiscal year ended December 31, 2019, was $274,519, compared to net income of $3,960 for the period ended December 31, 2018.

Liquidity and Capital Resources

As of December 31, 2019, we had $769,181 in cash, compared to $182,295 as of December 31, 2018.  As of June 1, 2020, and excluding the proceeds of this offering, we have sufficient operating capital for approximately nine (9) months.   The increase in cash at December 31, 2019, primarily resulted from funds raised through our Regulation Crowdfunding campaign, and funds received from the Phase 1 SBIR grant from NASA. In March 2020, the National Science Foundation awarded us an additional grant of $225,000, of which we have received $200,000.

We will incur significant additional costs in developing products, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

As of December 31, 2019, we had $248,000 in outstanding Simple Agreements for Future Equity (SAFEs), which are classified as debt on our balance sheet.  In June 2020, SAFE holders holding an aggregate of $240,000 in SAFEs, converted their SAFEs into 201,688 Class A Shares.

On April 28, 2020, we entered into a loan with Santa Cruz County Bank in an aggregate principal amount of $33,411 pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years and is unsecured. We may apply for forgiveness of a portion of the loan in accordance with the terms of the CARES Act.

Plan of Operations

The table below outlines our significant goals for the next 12 months, which we anticipate will require approximately $3,500,000 in addition to our current cash on hand, to complete.

Estimated Completion Date	Milestone	Estimated Cost

•Q3 2020	•Release of beta level power module.	$500,000

•Q4 2020	•Testing of beta level UAS	$1,000,000

•Q2 2021	•Beta level UAS delivered to certain customers.	$1,000,000

•Q3 2021	•Commence commercial production.	$1,000,000

The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in this offering. If we do not raise a sufficient amount of funds in this offering, we may not incur all the costs or complete all the milestones outlined above.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees

Joshua Resnick	Chief Executive Officer, President and Director	41	September 2018 – Present	Full Time

David Adams	Treasurer and Director	37	September 2018 – Present	Full Time

Robert Hulter	Secretary and Director	36	September 2018 – Present	Full Time

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Joshua Resnick, has served as our chief executive officer, president and a director since our inception in September 2018, and oversees our operations.  Between June 2015 and January 2019, he served as Lead Electrical Engineer for the Semi Truck Program at Tesla Motors, where he led the system architecture and low-voltage engineering efforts. Mr. Resnick received a BS in Electrical Engineering from Worcester Polytechnic Institute.

David Adams, has served as our treasurer, a director and our lead hardware engineer since our inception in September 2018, and oversees hardware development.  Between November 2017 and August 2019, he served as a Senior Systems Engineer at Verb Surgical, Inc., where he coordinated between multiple technical teams including software developers, hardware designers, and process engineers on semiconductor fabrication.  Between May 2012 and November 2017, Mr. Adams served as a product engineer for LAM Research.  Mr. Adams began his career as an engineer qualified Naval officer, aboard nuclear submarines. He also supported Naval research into drone swarms. After leaving the Navy, Mr. Adams focused his career on robotic systems integration and design. Mr. Adams received an MS in Electrical Engineering from San Jose State University and a BS in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

Robert Hulter, has served as our secretary, a director and lead software engineer since our inception in September 2018, where he oversees the development of our software.  Between January 2010 and September 2018, he served as an Electric Engineer for OLT Solar, where he was responsible for designing solar robotics cells.  Mr. Hulter receive a BSEE in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2019:

Name(1)	Capacities in which compensation received	Cash Compensation	Other Compensation(2)	Total Compensation
Joshua Resnick	Chief Executive Officer, President and Director	$110,000	$22,512	$132,512
David Adams	Treasurer and Director	$9,132	$0	$9,132
Robert Hulter	Secretary and Director	$3,634	$0	$3,634

(1)The business address of each director and executive officer is 450 McQuaide, La Selva Beach, California 95076.

(2)Includes health insurance benefits.

Mr. Resnick’s salary was increased to $115,000 for 2020.

Mssrs. Adams and Hulter were part-time employees during 2019, and commenced fulltime employment with us in January 2020, with each having an annual compensation of $120,000 plus medical benefits.

We do not have employment agreements with any of our executive officers or directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding Class A Shares, our only voting securities, as of June 1, 2020, by (i) each person whom we know owned, beneficially, more than 10% of our outstanding Class A Shares, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner (2)	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Common Stock (1)	Joshua Resnick	2,000,000	-	33.35%
Class A Common Stock	David Adams	1,500,000	-	25.01%
Class A Common Stock	Robert Hulter	1,500,000	-	25.01%
Class A Common Stock	All directors and officers as a group (3 persons)	5,000,000	-	83.37%

(1) Shares were originally Class B Common Stock, and were converted into Class A Common Stock in June 2020.

(2) The business address of each of the above named individuals, is 450 McQuaide, La Selva Beach, California 95076.

______________________

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

David Adams, our treasurer and a director, and his relative Terry Adams, purchased SAFEs in the total amount of $57,000, and have agreed to convert their SAFEs into Class A Common Stock in May 2020.

SECURITIES BEING OFFERED

In this offering, we are offering to investors Class B Common Stock.

Our authorized capital stock consists of 11,000,000 shares of common stock, having a par value of $0.00001 per share, of which 8,000,000 shares are designated as “Class A Common Stock” (the “Class A Shares”) and 3,000,000 shares are designated as “Class B Common Stock” (the “Class B Shares,” and sometimes together with the Class A Shares, the “Common Stock”).  On June 2, 2020 we filed an Amended and Restated Certificate of Incorporation, which among other things, eliminated the voting rights for Class B Common Stock and increased the authorized number of shares of Class B Common Stock from 2,000,000 shares to 3,000,000 shares.  As of June 25, 2020, we had 6,007,811 Class A Shares outstanding and no Class B Shares outstanding. In addition, we are currently offering up to 500,000 Class A Shares for sale at $3.00 per share, in an offering under Rule 506(c).  We also have an outstanding an aggregate of 277,437 Class A Shares having exercise prices of $1.40 per share.

The rights of holders of our Common Stock are governed by our Certificate of Incorporation.  Our Certificate of Incorporation may be amended by our Board and by the vote of the holders of a majority of the outstanding Class A Shares, to increase the number of authorized shares of Common Stock, or the authorized number of shares of any class of Common Stock and there is no limit on the number of shares of Common Stock, or any class of Common Stock, that may be authorized and issued. The Board of chief executive officers, with the approval of the holders of the Class A Shares, may also amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock.

The holders of Common Stock, regardless of class, will be entitled to receive pro rata dividends, if any, declared by our Board of Directors out of legally available funds, based on the number of shares of Common Stock that they hold, bears to the total number of outstanding shares of Common Stock, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

The holders of Class A Shares are entitled to one vote per share.  The holders of Class B Shares have no voting rights, except as provided under Delaware law, which include the right to vote on an amendment to our Certificate of Incorporation if the amendment would increase or decrease the par value of the Class B Shares, or alter or change the powers, preferences, or special rights of the Class B Shares, so as to affect them adversely.

The holders of Common Stock have no preemptive, subscription or redemption rights.

Conversion of Class B Shares

All Class B Shares shall automatically convert into Class A Shares on a one-for-one basis, upon the approval of the Board of Directors.

Simple Agreements for Future Equity

We previously issued Simple Agreements for Future Equity (“SAFEs”) in the aggregate principal amount of $250,000.  The holders of $240,000 of these SAFEs agreed to voluntary convert their SAFEs into an aggregate of 201,688 Class A Shares.  The remaining SAFE shall automatically convert into preferred stock at a 15% discount to the price per share paid by investors in our next preferred stock equity financing conducted at a fixed pre-money valuation; provided, however, if there is a change of control or an initial public offering of our common stock prior to the termination or expiration of the SAFE, the holder of the SAFE shall, at its option, receive (a) a cash payment equal to the face value of the SAFE, or (b) the number of shares of our common stock equal to the face value of the SAFE divided by the price per share equal to the fair market value of our common stock as of the date of such liquidity event, based on the purchase price in connection with such change of control or initial public offering, multiplied by 85%.  If we voluntarily terminate operations, enter into an assignment for the benefit of our creditors or otherwise liquidate, dissolve or wind up, we shall pay the holder of the SAFE an amount equal to the face value of its SAFE, prior and in preference to any distribution to the holders of our outstanding capital stock.

We entered into Pro Rata Rights Agreements with each holder of SAFEs providing them with a preemptive right to purchase their pro rata share of any securities sold in a private placement occurring after the SAFEs have converted into Class A Shares, which pro rata share is based on the ratio that the total number of shares of capital stock owned by the investor, bears to the total number of issued and outstanding capital stock, on a fully diluted basis, calculated as of immediately before the issuance of such securities.

Exclusive Venue

Pursuant to our Certificate of Incorporation, investors will be agreeing that the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the corporation to the corporation or the corporation's stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or the corporation's Certificate of Incorporation or Bylaws, (4) any action to interpret, apply, enforce or determine the validity of the corporation's Certificate of Incorporation or Bylaws or (5) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our subscription agreement includes a forum selection provision that requires any claim against us based on the subscription agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of Delaware.

These provisions may limit an investor’s ability to bring a claim against us and our directors, officers, or other employees, in a judicial forum that it finds favorable for disputes, and therefore, may discourage lawsuits with respect to such claims.  See “Risk Factors - The subscription agreement and Certificate of Incorporation include exclusive venue provisions.”

PARALLEL FLIGHT TECHNOLOGIES, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEAR ENDED

DECEMBER 31, 2019 AND THE PERIOD FROM INCEPTION (SEPTEMBER 10, 2018) TO DECEMBER 31, 2018

PARALLEL FLIGHT TECHNOLOGIES, INC.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Parallel Flight Technologies, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Parallel Flight Technologies, Inc. (the “Company”) which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2019 and the period from September 10, 2018 (Inception) to December 31, 2018, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parallel Flight Technologies, Inc. as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the year ended December 31, 2019 and period from Inception to December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, certain conditions, including losses from operations and negative cash flows, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon

Newport Beach, CA

June 1, 2020

PARALLEL FLIGHT TECHNOLOGIES, INC.

BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

	December 31,	December 31,
	2019	2018
Assets
Current Assets:
Cash	$ 769,181	$ 182,295
Total current assets	769,181	182,295

Property and equipment, net	5,026	-
Total assets	$ 774,207	$ 182,295

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$ 17,304	$ -
Accrued liabilities	16,860	2,335
Deferred revenue	21,000	-
Total current liabilities	55,164	2,335

Long-Term Liabilities:
Simple agreements for future equity - SAFEs (Note 6)	248,000	176,000
Total liabilities	$ 303,164	$ 178,335

Stockholders' Equity
Class A common stock, $0.00001 par value-8,000,000 authorized; 3,722,040 and 3,000,000 outstanding at December 31, 2019 and 2018, respectively	37	30
Class B common stock, $0.00001 par value-2,000,000 authorized; 2,000,000 outstanding at December 31, 2019 and 2018, respectively	20	20
Stock subscription receivable	(57,408)	(50)
Additional paid-in capital	798,953	-
Retained earnings/(Accumulated deficit)	(270,559)	3,960
Total stockholders' equity	471,043	3,960

Total liabilities and stockholders' equity	$ 774,207	$ 182,295

The accompanying notes are an integral part of these financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND THE PERIOD FROM INCEPTION (SEPTEMBER 10, 2018) TO DECEMBER 31, 2018

	For the Year Ended December 31,	For the Period from Inception to December 31,
	2019	2018

Grant revenue	$ 71,909	$ -

Operating expenses:
General and administrative	60,876	4,659
Sales and marketing	33,050	-
Research and development	253,739	3,581
Total operating expenses	347,665	8,240

Operating loss	(275,756)	(8,240)

Other (income) expenses:
Other income	(1,237)	(12,200)
Total other (income) expense	(1,237)	(12,200)

Net income (loss) before income taxes	(274,519)	3,960

Provision for income taxes	-	-

Net income (loss)	$ (274,519)	$ 3,960

Weighted average income (loss) per share of Class A and B common stock - basic and diluted	$ (0.05)	$ 0.00
Weighted average shares outstanding of Class A and B common stock - basic and diluted	5,049,680	3,000,000

The accompanying notes are an integral part of these financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019 AND THE PERIOD FROM INCEPTION (SEPTEMBER 10, 2018) TO DECEMBER 31, 2018

	Class A- Common Stock		Class B - Common Stock			Additional	Retained Earnings /	Total
					Subscription	Paid-In	(Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit)	Equity

Balance at Inception (September 10, 2018)	-	$ -	-	$ -	$ -	$ -	$ -	$ -

Issuance of common stock to founders	3,000,000	30	2,000,000	20	(50)	-	-	-
Net income	-	-	-	-	-	-	3,960	3,960
Balance at December 31, 2018	3,000,000	$ 30	2,000,000	$ 20	$ (50)	$ -	$ 3,960	$ 3,960

Issuance of common stock for cash	711,776	7	-	-	(57,358)	956,551	-	899,200
Common stock issued for offering costs	10,264	-	-	-	-	-	-	-
Offering costs	-	-	-	-	-	(157,598)	-	(157,598)
Net loss	-	-	-	-	-	-	(274,519)	(274,519)
Balance at December 31, 2019	3,722,040	$ 37	2,000,000	$ 20	$ (57,408)	$ 798,953	$ (270,559)	$ 471,043

The accompanying notes are an integral part of these financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND THE PERIOD FROM INCEPTION (SEPTEMBER 10, 2018) TO DECEMBER 31, 2018

	For the Year Ended December 31,	For the Period from Inception to December 31,
	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ (274,519)	$ 3,960
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Depreciation	685	-
Changes in operating assets and liabilities:
Accounts payable	17,304	-
Accrued liabilities	14,525	2,335
Deferred revenue	21,000	-
Net cash provided by (used in) operating activities	(221,005)	6,295

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(5,711)	-
Net cash used in investing activities	(5,711)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of SAFE agreements	72,000	176,000
Common stock issued for cash, net of offering costs	741,602	-
Net cash provided by financing activities	813,602	176,000

Increase in cash and cash equivalents	586,886	182,295

Cash and cash equivalents, beginning of year	182,295	-
Cash and cash equivalents, end of year	$ 769,181	$ 182,295

Supplemental disclosures of cash flow information:
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Parallel Flight Technologies, Inc., was formed on September 10, 2018 (“Inception”) in the State of Delaware.   The financial statements of Parallel Flight Technologies, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Scott Valley, California.

The Company designs heavy-lift, autonomous aircraft based on our proprietary heavy-lift technology. Our aircraft is intended to lift more payload and fly for a longer duration than other competitive technologies. The Company is currently developing unmanned aircraft solutions for wildland firefighter to drastically improve firefighter safety and effectiveness. The Company is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting, the Company’s technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to U.S. GAAP.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods.  Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management’s estimates as of December 31, 2019 and 2018, the fair value of these instruments is considered to be the carrying value. Management’s estimates are based on the short duration of the outstanding SAFEs, the fact that market circumstances have not changed materially since the instruments were originated, and that the SAFEs were sold at the same terms to both related parties and unrelated parties throughout 2018 and 2019. Accordingly, there has been no change in valuation during the periods presented.

Risks and Uncertainties

The Company has a limited operating history and has not generated significant revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: changes in technology, competition from larger more well-funded competitors, and changes to industries the Company is targeting. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash equivalents.

Property and Equipment

Fixed assets are stated at cost.  The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of three to five years.  At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Simple Agreements for Future Equity (“SAFEs”)

The Company has issued several Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing. These funds have been classified as long-term liabilities. (See Note 6.)

The Company has accounted for its SAFEs as derivative liabilities under the FASB’s ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Revenue Recognition

We recognize revenue in accordance with Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (ASC”) Topic 606, Revenue from Contracts with Customers.  The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods and services, using the five-step method required by ASC 606 by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation. The Company adopted this standard at the beginning of fiscal year 2019, with no material impact to its financial position or results of operations, using the modified retrospective method.

Revenue from grants is recognized in the period during which the conditions under the grant have been met. Grant revenue was $71,909 and $0 for the year ended December 31, 2019 and the period from Inception to December 31, 2018, respectively.  In relation to grant revenue, as of December 31, 2019, we deferred $21,000 related to receipt of funds in advance of completing performance obligation under the agreement.  Management believes the loss of such revenues will not have a material effect on the Company’s operations.

Research and Development

The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of developing heavy lift technology across the aerospace, military and public service industries. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $253,739 and $3,581 for the year ended December 31, 2019 and the period from Inception to December 31, 2018, respectively.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”).  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company’s net deferred tax asset at December 31, 2019 is approximately $82,000, which primarily consists of net operating loss carry forwards.  As of December 31, 2019, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized.  During the year ended December 31, 2019, the Company recorded a valuation allowance for approximately $82,000.

At December 31, 2019, the Company had federal and state net operating loss carry forwards of approximately $275,000.  The federal and California net operating losses expire on various dates through 2039.

At December 31, 2019, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively.  The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.  The Company currently is not under examination by any tax authority for the last three years. The Company has filed its tax returns through 2018 and is not currently under examination by any tax authority.

Income (Loss) per Common Share

We compute net income per share of Class A and Class B common stock using the two-class method. Basic net income (loss) per share is computed using the weighted-average number of shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period.  For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. There were no dilutive securities as of December 31, 2019 and 2018.

For the year ended December 31, 2019 and period from Inception to December 31, 2018 the net income (loss) per share amounts are the same for Class A and Class B common stock because the holders of each class are entitled to equal per share dividends or distributions in liquidation in accordance with the certificate of incorporation.  For the year ended December 31, 2019 the loss per share was $0.05 based on weighted average shares outstanding of Class A common stock of 3,049,680 and Class B common stock of 2,000,000. For the period ended December 31, 2018 earnings per shares was $0.00 based on weighted average shares outstanding of Class A common stock of 3,000,000 and Class B common stock of 2,000,000.

Concentration of Credit Risk

The Company’s financial instruments include cash and cash equivalents.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents.  The Company limits its exposure to credit risk surrounding cash and cash equivalents by holding excess balances at established financial institutions.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

New Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company at the current time.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by removing certain exceptions in existing guidance and improves consistency in application by clarifying and amending existing guidance. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods within those annual periods, where the transition method varies depending upon the specific amendment. Early adoption is permitted, including adoption in any interim period. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period, and all amendments must be adopted in the same period. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and has net cash used in operating activities of $221,005 for the year ended December 31, 2019. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the sale of products and debt and/or equity financing, including additional funds received under Regulation Crowdfunding efforts. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following:

	December 31,
	2019	2018
Automotive equipment	$ 4,038	$ -
Machinery and equipment	1,673	-
Total property and equipment	5,711	-
Accumulated depreciation	(685)	-
	$ 5,026	$ -

Depreciation expense for the year ended December 31, 2019 and for the period from inception to December 31, 2018 was $685 and $0, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the period from inception to December 31, 2018, one of the Company’s founders, and his relatives, have purchased SAFEs in the total amount of $86,000 (see note 6).

NOTE 6 – LONG-TERM LIABILITIES

As of December 31, 2019, the Company has raised $248,000 from the issuance of SAFEs to fund operations.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a qualified priced preferred stock financing round, at 85% of the preferred round price.

While the SAFEs remain outstanding, if there is a liquidity event, as defined by the agreements, before expiration or termination of the instrument, the investor will, at its option, either receive a cash payment equal to the purchase amount or automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price if the cash option is not selected.

If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid. Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

As of December 31, 2019, there has not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting period as described in Note 2. As of December 31, 2019 and 2018, management has determined that the carrying value is considered the fair value as SAFEs were sold with consistent terms throughout 2018 and 2019 to third parties and there are no indications that the value has changed.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 8 – STOCKHOLDERS’ EQUITY

Common Stock

The Company has authorized the issuance of 10,000,000 shares of common stock consisting of 8,000,000 Class A Common Stock (“Class A”) and 2,000,000 of Class B Common Stock (“Class B”) with par values of $0.00001.  Class B carries ten-to-one voting rights while Class A carries one-to-one voting rights.

Near Inception, the Company issued 3,000,000 Class A and 2,000,000 Class B to its founders for $50.

During the year ended December 31, 2019, the Company sold 711,776 Class A common stock shares through a Regulation Crowdfunding offering for gross proceeds of $956,558.  Of these funds, $57,358 represents a subscription receivable as of December 31, 2019, $116,482 was disbursed from escrow to pay for costs related to the offering.  The Company incurred an additional $41,116 in offering costs for total net cash proceeds received during 2019 of $741,602.

The Company issued 10,264 shares of Class A related to its Regulation Crowdfunding offering.  The value of these shares was $14,370 based on the selling price during the offering.  This is both an increase and decrease to additional paid-in capital and has no financial statement impact.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the Company completed its Regulation Crowdfunding offering.  An additional 84,083 shares of Class A Common Stock were issued for gross proceeds of approximately $110,000.  The Company has and will receive less than the gross proceeds to pay for offering costs.

In March 2020, the Company was awarded a small business grant from the National Science Foundation (“NSF”) totaling $225,000. The Company received $200,000 of the grant in March 2020, with the remainder to be received upon proposal submission and approval by NSF.

On April 28, 2020, the Company entered into a loan with Santa Cruz County Bank as the lender (“Lender”) in an aggregate principal amount of $33,411 pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the eight-week period beginning on April 28, 2020, calculated in accordance with the terms of the CARES Act.

The Company has evaluated subsequent events that occurred after December 31, 2019 through June 1, 2020, the issuance date of these financial statements.

Part III

EXHIBITS

1.0	WeFunder Listing Agreement*

2.1	Amended and Restated Certificate of Incorporation*

2.2	Bylaws*

2.11	PTF Certificate of Correction – Non-voting Class B*

4.1	Form of Subscription Agreement*

6.1	Transfer Agent Agreement with XX Investments, LLC*

8.1	Escrow Services Agreement**

11.1	Consent of dbbmckennon*

12.1	Opinion of Alliance Legal Partners, Inc.*

13.1	Test the Waters Materials**

*Filed herewith

**To be filed by Amendment

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of La Selva Beach, State of California, on June 26, 2020.

PARALLEL FLIGHT TECHNOLOGIES, INC.